
PROCESSING
RECEIVED
MAR 1 2007
SEC MAIL
SECTION
213
WASH., D.C.


07005873

SEC[...]SSION
Washington, D.C. 20549

AB 3/27

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C 3 CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 WEST END AVENUE, SUITE 1E
(No. and Street)

NEW YORK (City) NY (State) 10023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CATHERINE S. BANAT 212-580-8865
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH + SHRON LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CATHERINE S. BANAT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C3 CAPITAL, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ISAAC M SUTTON
Notary Public, State of New York
no. 01SU4990447
Qualified in Kings County
Commisssion Expires Dec. 30, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C3 CAPITAL, LLC

FINANCIAL STATEMENTS WITH AUDITORS'
REPORT PURSUANT TO RULE 17a-5

DECEMBER 31, 2006

CONTENTS



Marks Paneth
& Shron LLP

*Certified Public Accountants
and Consultants*

INDEPENDENT AUDITORS' REPORT

Member
C3 Capital, LLC

We have audited the accompanying statement of financial condition of C3 Capital, LLC as of December 31, 2006 and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C3 Capital, LLC at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 23, 2007

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



Associated worldwide with JHI

C3 CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 144,323

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 6,974
MEMBER'S EQUITY	137,349
	$ 144,323

See notes to financial statements.

C3 CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

FEE REVENUE		$ 178,660
OTHER INCOME		135,450
TOTAL REVENUES		$ 314,110
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	$ 58,544	
Licensing and regulatory fees	2,820	
Other	364	
Total General and Administrative Expenses		61,728
NET INCOME		$ 252,382

See notes to financial statements.

C3 CAPITAL, LLC

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

NET INCOME	$ 252,382
DISTRIBUTIONS	(150,000)
INCREASE IN MEMBER'S EQUITY	102,382
MEMBER'S EQUITY	
Beginning of year	34,967
End of year	$ 137,349

See notes to financial statements.

C3 CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 252,382
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in accounts payable and accrued expenses	1,500
Net cash provided by operating activities	253,882
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's capital distribution	(150,000)
INCREASE IN CASH	103,882
CASH	
Beginning of year	40,441
End of year	$ 144,323

See notes to financial statements.

1. BUSINESS DESCRIPTION

C3 Capital, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Fee income is derived from services rendered in connection with the private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company is not subject to Federal or state income taxes, which are the responsibility of the Company's sole member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

An entity which is owned by the owner of the Company provides certain administrative services to the Company at no charge.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The Rule requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1.

At December 31, 2006, the Company's net capital under the rule was $137,349, which exceeded required net capital of $5,000 by $132,349 and the ratio of aggregate indebtedness to net capital was .05 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers, and is not subject to certain other requirements of the Customer Protection Rule.

SUPPLEMENTAL INFORMATION

C3 CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

MEMBERS' EQUITY	$137,349
NON-ALLOWABLE ASSETS	-
NET CAPITAL	137,349
MINIMUM NET CAPITAL REQUIRED $5,000 or 6-2/3% of aggregate indebtedness of $6,974, whichever is greater	5,000
EXCESS NET CAPITAL	$132,349
AGGREGATE INDEBTEDNESS Accounts payable and accrued expenses	$ 6,974
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.05

C3 CAPITAL, LLC

AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2006

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying auditors' report and as reported by C3 Capital, LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2006.

C3 CAPITAL, LLC

AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

DECEMBER 31, 2006

This report is intended solely for the use of the member, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
February 23, 2007

END